Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Alpha Compute Corp

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-286961, 333-290827, 333-291341 and 333-291921), Form F-1 (No. 333-275229), and Form S-8 (Nos. 333-289199, 333-275842) of Alpha Compute Corp of our reports dated May 20, 2026 relating to the IFRS standalone reporting of Gamee Mobile s.r.o. for the fiscal years ended December 31, 2025 and 2024, respectively, which reports appear in this Form 6-K of Alpha Compute Corp.

Please note that the accounting framework used and the purpose of preparation are described in the note 2 of the notes to this IFRS standalone reporting and the management of Gamee Mobile s.r.o. and of its shareholder should consider whether the reporting is suitable for the purpose they intend to use it.

TPA Audit s.r.o.

/s/ TPA Audit s.r.o.

Prague, Czech Republic

May 27, 2026